

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Chi Tong Au
Chief Executive Officer
Ever Harvest International Group Inc.
Suite F, 16/F, Cameron Plaza
23 Cameron Road
Tsim Sha Tsui, Hong Kong

> **Re: Ever Harvest International Group Inc.**
> **Amendment No. 4 to Form 10-12G**
> **Filed March 24, 2022**
> **File No. 000-56362**

Dear Dr. Au:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services